EXHIBIT 99.3

Central Gold-Trust

3rd Annual Report

December 31, 2005

Central Gold-Trust

The Role of Central Gold-Trust

To serve investors as “The Gold Bullion Trust”TM.
To hold gold bullion on a secure basis for the convenience of investors.

Investment Policies & Restrictions

The Declaration of Trust requires that at least 90% of Gold-Trust’s assets be invested in physical gold bullion at all times. This cannot be changed without the approval of Unitholders.

Gold-Trust’s physical gold holdings may not be loaned, pledged, subjected to options or otherwise encumbered in any way.

Safeguards

Gold bullion is stored on a segregated and insured basis in the underground treasury vaults of the Canadian Imperial Bank of Commerce, one of the largest banks in Canada.

The Bank may not release any physical bullion holdings without receipt of an authorizing resolution of the Board of Trustees of Gold-Trust.

Bullion holdings and bank vault security are inspected annually and spot inspected periodically by Trustees and/or officers of Gold-Trust. On each occasion, inspections are required to be performed in the presence of both Gold-Trust’s external auditors and Bank personnel.

Gold-Trust is subject to the regulations and reporting requirements of the Toronto Stock Exchange and various Canadian provincial securities regulatory authorities.

Conveniences

Gold-Trust’s units are listed on the Toronto Stock Exchange in both Canadian dollars as “GTU.UN” and U.S. dollars as “GTU.U”. Making a gold bullion investment through ownership of Gold-Trust units is as easy as calling one’s investment dealer. Trust units are eligible for RRSPs and other regulated capital accounts where physical bullion investment is often not permitted.

The Toronto Stock Exchange listing provides a readily quoted, liquid market for the units. The bid/ask spread is usually considerably less than buying and selling price spreads of outright bullion purchases, especially for small transactions.

Unlike most other forms of bullion investment, there are no storage or other direct costs paid by the investor. As well, there are no assay charges to the Unitholder to verify the legitimacy and/or actual gold content upon sale, redemption or liquidation of Gold-Trust units.

Central Gold-Trust

Trustees’ Report to Unitholders

Central Gold-Trust is a passive, single purpose, self-governing trust, that is focused upon the secure holding of gold bullion on behalf of its Unitholders.

Year-end net assets were 97.5% invested in gold. Gold holdings were comprised of 118,326 fine ounces of gold bullion and 4,581 ounces in certificate form for a total of 122,907 ounces at December 31, 2005.

The accounts of Gold-Trust are denominated in United States dollars and discussion in this Report refers to United States dollars.

A part of Management’s Discussion and Analysis (MD&A), with additional comments on pages 10 to 14 hereof, is as follows:

Net Assets – Net assets increased by $8,901,286 or 16.0% during the year to a total of $64,659,747. The increase in net assets was attributable to the increase in the price of gold during the year ended December 31, 2005. Approximately 3.9% of this increase was offset by the expense of maintaining the Trust during the year.

Net Income – The net income for the year ended December 31, 2005 amounted to $8,901,286 ($2.72 per unit) compared to $1,603,834 ($0.66 per unit) for the period ended December 31, 2004, after deducting operating expenses of $361,965 (2004; $253,572). Virtually all of the net income for the period is represented by unrealized appreciation of investments, which is not distributable income, but is included in accordance with CICA Accounting Guideline 18.

Annual Expenses – Expenses as a percentage of the average month-end net assets during the 2005 fiscal year were 0.636% compared with 0.640% in 2004.

Liquidity – All of the assets of Gold-Trust are liquid. The gold bullion assets are international money; U.S. dollar currency assets are readily exchangeable; and interest-bearing deposits are redeemable. Barring a significant increase in the price of gold those deposits are expected to be sufficient to provide expense coverage for Gold-Trust for at least the next three years, assuming net assets remain at current levels.

According to legal and tax counsel, the units of Gold-Trust qualify for investment by individuals and most types of retirement accounts and financial institutions in Canada.

We are committed to the secure stewardship of Central Gold-Trust and its gold bullion holdings to fulfill its purpose and mandate as “The Gold Bullion Trust”™.

February 21, 2006	Sincerely, On behalf of the Board of Trustees, J.C. Stefan Spicer, President & CEO

Central Gold-Trust

STATEMENT OF NET ASSETS
(expressed in U.S. dollars)

	December 31, 2005	December 31, 2004

Net assets:
Gold at market (note 2)	$63,051,291	53,833,266
Interest-bearing cash deposits	1,662,689	2,013,699
Prepaid expenses & other	4,828	1,436

	64,718,808	55,848,401
Accrued liabilities (note 4)	(59,061)	(89,940)

Net assets representing Unitholders' equity	$64,659,747	55,758,461

Represented by:
Capital (note 3)	$48,200,337	48,200,337
Retained earnings (inclusive of
unrealized appreciation of investments)	16,459,410	7,558,124

	$64,659,747	55,758,461

Net asset value per unit (note 3)	$19.73	17.01

Net asset value per unit
expressed in Canadian dollars	$23.00	20.48
Exchange rate: U.S. $1.00 = Cdn.	$1.1659	1.2036

See accompanying notes to financial statements.

On behalf of the Board of Trustees:

“John P. Embry”	“Douglas E. Heagle”

STATEMENT OF CHANGES IN NET ASSETS
(expressed in U.S. dollars)

	Year ended Dec. 31, 2005	Year ended Dec. 31, 2004

Net assets at beginning of year	$55,758,461	37,462,309

Net issuance of units	-	16,692,318
Net income (inclusive of unrealized
appreciation of investments)	8,901,286	1,603,834

Increase in net assets during the year	8,901,286	18,296,152

Net assets at end of year	$64,659,747	55,758,461

Central Gold-Trust

STATEMENT OF INCOME
(expressed in U.S. dollars)

	Year ended Dec. 31, 2005	Year ended Dec. 31, 2004

Income:
Interest	$45,226	21,019
Unrealized appreciation of investments	9,218,025	1,836,387

	9,263,251	1,857,406

Expenses:
Administration fees (note 4)	182,692	124,653
Trustee fees and expenses	38,094	38,648
Safekeeping, insurance and bank charges	53,217	35,475
Audit fees	33,732	29,791
Legal fees (note 4)	33,267	42,464
Registrar and transfer agent fees	13,740	13,498
Unitholder information	11,277	11,122
Stock exchange fees	11,169	9,690
Regulatory filing fees	10,264	10,632
Miscellaneous	208	287
Foreign currency exchange (gain) loss	(25,695)	(62,688)

Total expenses	361,965	253,572

Net income
(inclusive of unrealized
appreciation of investments)	$8,901,286	1,603,834

Net income per unit:
(inclusive of unrealized
appreciation of investments)	$272	0.66

See accompanying notes to financial statements.

STATEMENT OF UNITHOLDERS’ EQUITY
(expressed in U.S. dollars)

	Year ended Dec. 31, 2005	Year ended Dec. 31, 2004

Capital (note 3)
3,277,500 units (2004: 3,277,500)	$48,200,337	48,200,337

Retained earnings:
Balance at beginning of year	7,558,124	5,954,290
Net income	8,901,286	1,603,834

Balance at end of year	16,459,410	7,558,124

Unitholders' Equity	$64,659,747	55,758,461

See accompanying notes to financial statements.

Central Gold-Trust

NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004
(amounts expressed in U.S. dollars unless otherwise stated)

1.	Summary of significant accounting policies:

Central Gold-Trust (“Gold-Trust”) is a passive, single purpose, self-governing trust established under the laws of Ontario on April 28, 2003.

Gold-Trust’s accounting policies, which conform with United States and Canadian generally accepted accounting principles, are summarized below:

(a)     Foreign exchange translation: Canadian dollar cash deposits are translated at the rates of exchange prevailing at the year end. Any difference between the year-end exchange rate and the exchange rate at the time such deposits were acquired is recorded in the statement of income as foreign exchange loss (gain). Expenses incurred in Canadian dollars are translated at the rates of exchange prevailing when the transactions occur.

(b)     Investments: Gold bullion and gold certificates are valued at market value at the final daily London fixing rate. Unrealized appreciation of investments represents the difference between the market value and average cost of investments and is recorded in the statement of income in accordance with CICA Accounting Guideline 18, Investment Companies. Investment transactions are accounted for on the trade date.

(c)     Per unit amounts: The calculation of net income per unit is based on the weighted average number of units outstanding during the year. The calculation of the net asset value per unit is based on the units outstanding at year end. Gold-Trust has no dilutive instruments.

(d)     Income taxes: Gold-Trust is taxed as a “Mutual Fund Trust” for income tax purposes. The Trustees intend to distribute all taxable income directly earned by Gold-Trust to the Unitholders and deduct such distributions for income tax purposes. Accordingly, there is no provision for income taxes.

2.	Gold bullion:

Details of gold bullion holdings are as follows:

Gold holdings at December 31	2005	2004

Gold bullion in fine ounces	118,326	118,326
Gold certificates in fine ounces	4,581	4,581

Total fine ounces of gold	122,907	122,907

Cost (average $373.48 per fine ounce)	$45,903,639	45,903,639

Market value	$63,051,291	53,833,266

Market - per fine ounce	$513.00	438.00

Central Gold-Trust

3.	Capital:

Under the Declaration of Trust, an unlimited number of units may be issued. Each unit carries one vote at all meetings of Unitholders. Each unit is transferable and represents an equal undivided beneficial interest in Gold-Trust, in any distributions therefrom and in the net assets in the event of termination or winding up of the Trust.

The units of Gold-Trust are redeemable at any time on demand by the holders thereof at a price equal to the lesser of 90% of the average price on the market on which the units are quoted for trading during the 10 day trading period commencing immediately following the date on which the units were tendered for redemption; and 100% of the price on the market which the units are quoted for trading on the redemption date.

On November 18, 2004, Gold-Trust issued 977,500 units for gross proceeds of $16,742,418 (net of underwriting fees). Costs relating to this issue were $50,100 and net proceeds were $16,692,318. Gold-Trust used the net proceeds from this public offering to purchase 35,707 ounces of gold in physical bar form at a total cost of $15,699,879. The balance of $992,439, was retained by Gold-Trust in interest-bearing cash deposits for working capital purposes.

The stated capital and recorded capital of Gold-Trust as at December 31, 2005 and 2004 are as follows:

	2005	2004

Stated capital - 3,277,500 units (2004: 3,277,500)	$48,807,046	48,807,046
Unit issue costs	(606,709)	(606,709)

Capital	$48,200,337	48,200,337

Weighted average units outstanding	3,277,500	2,417,514

4.	Related party transactions:

Gold-Trust is party to an agreement with Central Gold Managers Inc. (the “Administrator”), which is related to Gold-Trust through certain of its officers and Trustees. Administration fees remitted to Central Gold Managers Inc. for the year ended December 31, 2005 increased to $182,692 from $124,653 due to the increase in the value of assets under administration. Included in accrued liabilities at December 31, 2005 is $17,296 (2004: $14,915) due to the Administrator. The Administrator furnishes administrative services to Gold-Trust. For such services, Gold-Trust has agreed to pay an administrative fee, on a monthly basis, equal to 0.40% per annum for the first $100,000,000 of Gold-Trust’s total assets, 0.30% per annum for any excess over $100,000,000 up to $200,000,000 and 0.20% per annum for any excess over $200,000,000 of total assets. No Trustees fees are paid by Gold-Trust to Trustees who are members of the Executive Committee of Gold-Trust. The Administrator has consented to reduced fees at three-quarters of stated rates during this stage of Gold-Trust’s development.

Central Gold-Trust

Sprott Asset Management Inc., (“SAM”) has a marketing and advisory services agreement with the Administrator for the benefit of Gold-Trust and the Administrator. Fees amounting to $11,263 were paid to SAM by the Administrator for the year ended December 31, 2005 (2004: $960).

Gold-Trust incurred legal fees amounting to $33,267 to December 31, 2005, of which $31,131 (2004: $39,844) was payable to a legal firm, of which one of Gold-Trust’s officers is a partner. A balance of $2,160 was included in accrued liabilities at December 31, 2005 (2004: $5,058) relating to these services.

5.	Comparative financial statements:

The comparative financial statements have been reclassified from statements previously presented to conform to the presentation of the 2005 financial statements.

Central Gold-Trust

Auditors’ Report to Unitholders

We have audited the statement of net assets of Central Gold-Trust as at December 31, 2005 and 2004 and the statements of income, changes in net assets and Unitholders’ equity for the years then ended. These financial statements are the responsibility of the Central Gold-Trust’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of Central Gold-Trust as at December 31, 2005 and 2004 and the results of its operations and the changes in its net assets for the years then ended in accordance with Canadian generally accepted accounting principles.

Toronto, Canada	Ernst & Young LLP
January 13, 2006	Chartered Accountants

Central Gold-Trust

Management’s Responsibility for Financial Reporting

The accompanying financial statements of Central Gold-Trust and all the information in this Annual Report are the responsibility of management and have been approved by the Board of Trustees and its Audit Committee.

The financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. Financial statements may include certain amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly in all material respects. Management has prepared financial information presented elsewhere in the Annual Report and has ensured that it is consistent with that in the financial statements.

Gold-Trust maintains systems of internal accounting and backup as well as administrative and regulatory compliance controls of high quality, for a reasonable cost. Hard copies of transactions and monthly statements are retained in Gold-Trust’s files. Such systems are designed to provide reasonable assurance that the financial information is relevant, reliable, retrievable and accurate and that Gold-Trust’s assets are appropriately accounted for and adequately safeguarded.

The Board of Trustees is responsible for guiding the Administrator and overseeing management in its fulfillment of responsibilities for financial reporting, and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility principally through its Audit Committee which consists solely of independent Trustees.

The financial statements have been audited by Ernst & Young LLP, the external auditors, in accordance with Canadian generally accepted auditing standards on behalf of the Unitholders. Ernst & Young LLP has full and free access to the Audit Committee.

Ancaster, Canada, February 21, 2006

J.C. STEFAN SPICER President & CEO	WILLIAM L. TRENCH Chief Financial Officer

Central Gold-Trust

Management’s Discussion and Analysis (MD&A)

The financial statements of Central Gold-Trust (“Gold-Trust”) are prepared in United States dollars and in accordance with Canadian generally accepted accounting principles, otherwise known as Canadian GAAP. Notes to the financial statements on pages 5, 6 and 7 should be referred to as supplementary information to this discussion and analysis.

Gold-Trust is a passive, single purpose, self-governing trust established by Declaration of Trust on April 28, 2003 to acquire, hold and secure gold bullion on behalf of its Unitholders. Gold-Trust is not in itself an operating entity nor does it have any employees, office facilities or the potential risks thereof. It retains Central Gold Managers Inc. (the “Administrator”) to attend to all administrative duties as delegated by the administrative services agreement and as guided by the Trustees.

There are no off-balance sheet items, arrangements, contingencies or obligations. All accounts are fully disclosed and itemized in the financial statements.

Results of Operations – Changes in Net Assets

Changes in net assets, as reported in U.S. dollars, from period to period, are primarily a result of the Unit offerings and the changing market price of gold held by the Trust. Also, because gold is initially denominated in U.S. dollars, changes in the value of the U.S. dollar relative to the Canadian dollar will also have an impact on net assets when reported in Canadian dollars. The following table summarizes the changes in net assets in both U.S. and Canadian dollars, gold prices, and the exchange rate between U.S. and Canadian dollars:

	Period ended December 31
	2005		2004
	U.S$	Cdn.$	U.S$	Cdn.$

Unrealized appreciation (depreciation) of	$9.2	$8.7	$1.8	$(1.1)
investments (in millions)

Net income (loss) for the period (in	$8.9	$8.3	$1.6	$(1.5)
millions)

Net income (loss) per unit	$2.72	$2.53	$0.66	$(0.60)

Change in net assets from prior year (in	$8.9	$8.3	$18.3	$18.7
millions)

% change from prior year	16.0%	12.3%	48.8%	38.6%

Total Net Assets (in millions)	$64.7	$75.4	$55.8	$67.1

Gold price	$513.00		$438.00
(U.S. $ per fine ounce)

% change from prior year	17.1%		5.2%

Exchange rate: $1.00 U.S. - Cdn.	$1.1659		$1.2036

% change from prior year	(3.1)%		(6.9)%

Central Gold-Trust

In 2005, net assets as reported in U.S. dollars increased by $8.9 million or 16.0%.

The increase in net assets is primarily attributable to the 17.1% increase in the price of gold during the year.

The increase in net assets described above was nominally affected by the loss excluding unrealized appreciation of investments during the year. Net assets, as reported in Canadian dollars, increased by 12.3% as a result of the 3.1% decrease in the U.S. dollar relative to the Canadian dollar.

Summary of Quarterly Financial Information

	Quarter Ended (unaudited)				Year ended
2005	Dec. 31	Sept. 30	Jun. 30	Mar. 31	Dec. 31

Income (loss) inclusive of
unrealized appreciation	$4,869,040	4,501,625	1,178,432	(1,285,846)	9,263,251
(depreciation) of investments

Net income (loss) inclusive
of unrealized appreciation	$4,798,862	4,410,656	1,078,696	(1,386,928)	8,901,286
(depreciation) of investments

Net income (loss) per Unit
inclusive of unrealized
appreciation (depreciation)	$1.46	1.35	0.33	(0.42)	2.72
of investments

2004	Dec. 31	Sept. 30	Jun. 30	Mar. 31	Dec. 31

Income (loss) inclusive of
unrealized appreciation	$1,880,784	1,793,329	(2,455,261)	638,554	1,857,406
(depreciation) of investments

Net income (loss) inclusive
of unrealized appreciation	$1,870,543	1,721,910	(2,548,015)	559,396	1,603,834
(depreciation) of investments

Net income (loss) per Unit
inclusive of unrealized
appreciation (depreciation)	$0.78	0.75	(1.11)	0.24	0.66
of investments

Forward-looking Observations

Changes in the market price of gold will have an impact on the net asset value per unit. Assuming, as a constant exchange rate, the rate which existed on December 31, 2005 of $1.1659 Canadian for each U.S. dollar together with the holdings of gold bullion which existed on that date, a 10% change in the price of gold would increase or decrease the net asset value per unit by approximately $1.92 per unit or Cdn $2.24 per unit.

Central Gold-Trust

When expressed in U.S. dollar terms, Gold-Trust’s net asset value per unit is largely unaffected by changes in the U.S./Canadian dollar exchange rate due to the fact that nearly all of Gold-Trust’s net assets are gold which is priced in U.S. dollars. However, changes in the value of the U.S. dollar relative to the Canadian dollar have a direct impact on net assets as expressed in Canadian dollars. This arises because over 98% of Gold-Trust’s net assets are denominated in U.S. dollars including gold bullion and cash deposits. An increase in the value of the Canadian dollar versus the U.S. dollar means that the aforementioned U.S. dollar denominated assets are worth less when expressed in Canadian dollar terms.

Changes in the value of the U.S. dollar relative to the Canadian dollar will have an impact on the net asset value per unit as reported in Canadian dollars. As previously mentioned, over 98% of Gold-Trust’s net assets are denominated in U.S. dollars. Assuming constant gold prices, a 10% increase or decrease in the value of the U.S dollar relative to the Canadian dollar would change the net asset value per unit as expressed in Canadian dollars in the same direction by approximately the same percentage.

Results of Operations – Net Income

Gold-Trust’s earned income objective is secondary to its investment objective of holding the vast majority of its net assets in gold bullion. Generally, Gold-Trust only seeks to maintain adequate cash reserves to enable it to pay expenses of maintaining the Trust. Because gold bullion does not generate revenue, Gold-Trust’s actual revenues are a miniscule percentage of its net assets. However the Canadian Institute of Chartered Accountants Accounting Guideline 18, Investment Companies, (“AcG-18”) requires Gold-Trust to record unrealized appreciation (depreciation) of investments in income. Accordingly, in the last three fiscal periods, Gold-Trust had net income. Gold-Trust expects to generate some cash flow from its holdings of cash equivalents and will sell bullion certificates only if necessary to replenish cash reserves.

Gold-Trust does not anticipate the payment of regular distributions. In the event of any sales of gold that result in taxable income, as indicated in note 1(d) to the financial statements on page 5, distributions may be made.

Fiscal 2005 Compared to Fiscal 2004

The net income of $8,901,286 during the 2005 fiscal year was five times the 2004 net income of $1,603,834. The prime component of this increase was the higher appreciation of investments. Interest income was higher compared to the prior year as average balances of interest-bearing cash deposits and bank interest rates, both increased.

The increase in net assets during the year as a result of the increase in the price of gold had an impact on several expense categories. Administration fees, which are calculated monthly based on net assets at each month end, increased during the year as a direct result of the higher level of net assets attributable to the factor mentioned above. Similarly, safekeeping fees increased to reflect the dollar values of gold bullion being held.

Central Gold-Trust

Expenses of maintaining the Trust, as a percentage of the average of the month-end net assets during the 2005 fiscal year, were 0.636% compared with 0.640% in 2004.

Liquidity and Capital Resources

Gold-Trust’s liquidity objective is to hold cash reserves that generate some income primarily to be applied to pay expenses. At December 31, 2005, Gold-Trust’s cash reserves including cash equivalents were $1,662,689. The comparable figure at December 31, 2004 was $2,103,699. The ability of Gold-Trust to have sufficient cash to pay the expenses of maintaining the Trust and to meet demands for redemption (if any), is primarily dependent upon its ability to realize cash flow from its cash equivalents. Should Gold-Trust in the future not have sufficient cash to meet its needs, minor portions of Gold-Trust’s bullion holdings may be sold to provide working capital and pay for redemptions (if any) of units. Sales of bullion could result in Gold-Trust realizing capital losses or gains. During the fiscal year ended December 31, 2005, Gold-Trust’s cash reserves decreased by $351,010 from those at December 31, 2004. The primary sources and uses of cash are as follows:

Sources of Cash

The inflow of cash of $41,834 was generated from interest income earned on short-term cash deposits.

Uses of Cash

The outflow of cash during the year, $387,660, was used to pay most of the $392,844 expenses of the Trust. The balance of $5,184 represents changes in accruals and the foreign exchange gain between the 2004 and 2005 year ends.

Risk Factors

The avoidance of risk is uppermost in the purpose, construct and stewardship of Gold-Trust. Gold bullion owned by Gold-Trust is stored in the treasury vaults of the Canadian Imperial Bank of Commerce in segregated safekeeping and is insured by the Bank.

Gold-Trust’s purpose is to hold gold on behalf of its Unitholders. The principal factor affecting the price of the units is volatility in the price of gold. Gold-Trust’s gold assets are traded internationally and are denominated in U.S. dollars. As at December 31, 2005, its assets consisted of 93.9% gold bullion, 3.6% gold certificates and 2.5% cash and other working capital.

Gold-Trust does not engage in any borrowing, leasing, lending or hedging activities involving its assets, so the value of the units will depend on, and typically fluctuate within the range of the price fluctuations of gold.

The gold price may be affected by many unpredictable international, economic, monetary and political considerations. Macroeconomic considerations include: expectations of future inflation rates; exchange rate volatility of the U.S. dollar, the principal currency in

Central Gold-Trust

which gold is quoted; interest rate volatility; and unexpected global or regional political or economic incidents.

Related party information

Please refer to Note 4 on pages 6 and 7 of this Annual Report.

Other

Gold-Trust maintains its accounting records, purchases gold and reports its financial position and results in U.S. currency. However, certain of Gold-Trust’s expenses are paid, and Gold-Trust’s units trade, in Canadian currency. Therefore, because exchange rate fluctuations are beyond Gold-Trust’s control, there can be no assurance that such fluctuations will not have an effect on Gold-Trust’s operations or on the trading value of Gold-Trust’s units.

The Administrator anticipates U.S. denominated prices of gold bullion will increase over time. The impact of inflation should be reflected in Gold-Trust’s financial statements, which are prepared to report market values, and in the market value of the 3,277,500 voting units issued and outstanding.

The Trustees will consider from time to time the issue of additional units at a net price that would be non-dilutive to present Unitholders’ interests. Additional unit issues to enlarge the Trust asset base would enable a reduction in the expense ratio per unit and broaden exchange trading liquidity to the advantage of current and new Unitholders.

This Report dated February 21, 2006, annual information forms, notices of annual meetings and information circulars, press releases, financial and other information are available at www.sedar.com and www.gold-trust.com.

Central Gold-Trust

Corporate Information

Trustees	Officers

John P. Embry (E)	John P. Embry, Co-Chairman
Brian E. Felske (A) (I)	Philip M. Spicer, Co-Chairman
Douglas E. Heagle (A) (C) (I) (L)	J.C. Stefan Spicer, President & CEO
Ian M.T. McAvity (C) (I)	John S. Elder, Q.C., Secretary
Robert R. Sale (A) (C) (I)	William L. Trench, A.C.I.S., CFO
Philip M. Spicer (N) (E)	Krystyna S. Bylinowski, Treasurer
J.C. Stefan Spicer (N) (E)

(A)	- Member of Audit Committee
(C)	- Member of Corporate Governance & Nominating Committee
(E)	- Member of Executive Committee
(I)	- Independent Trustee
(L)	- Lead Trustee
(N)	- Nominee of the Administrator

Administrator	Custodian

Central Gold Managers Inc.	Canadian Imperial Bank of Commerce
Ancaster, Ontario, Canada	Toronto, Ontario, Canada

Auditors	Registrar and Transfer Agent

Ernst & Young LLP	CIBC Mellon Trust Company
Toronto, Ontario, Canada	Toronto, Ontario, Canada

Legal Counsel	Stock Exchange Listing

Fraser Milner Casgrain LLP	TSX: Units
Toronto, Ontario, Canada	Ticker Symbol: GTU.UN (Cdn $) GTU.U (U.S. $)

Unit Asset Value Information

The net asset value per unit is calculated daily and is available by calling Central Gold-Trust at (905) 304-4653. The total net assets, net asset value per unit and the detailed basis of their calculation are posted daily at www.gold-trust.com and www.goldtrust.ca.

Central Gold-Trust

Mailing Address:
P.O. Box 10106, Ancaster, Ontario, Canada L9K 1P3

Courier Address:
55 Broad Leaf Crescent, Ancaster, Ontario, Canada L9G 3P2

Website: www.gold-trust.com
www.goldtrust.ca

E-Mail: info@gold-trust.com

Phone: 905-304-GOLD

Fax: 905-648-4196